

13012908

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-37769

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING__01/01/12_____ AND ENDING___12/31/12_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fairfield Research Securities Corporation

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
19744
FIRM I.D. NO.

_65 Locust Avenue_____
                                          (No. and Street)

__New Canaan_____CT_____06840_____
          (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Charles Krause_____203-972-0404_____
                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__ACT Financial and Tax Services, LLC_____
                              (Name – *if individual, state last, first, middle name*)

_992 High Ridge Rd., 2FL_____Stamford_____CT_____06905_____
          (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

FAIRFIELD RESEARCH SECURITIES CORPORATION

(A WHOLLY-OWNED SUBSIDIARY OF

FAIRFIELD RESEARCH CORPORATION)

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2012



ACT FINANCIAL AND
TAX SERVICES, LLC
CERTIFIED PUBLIC ACCOUNTANTS

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, __Charles Krause_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Fairfield Research Securities Corporation_____ , as of ____December 31_____, 2012_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
                                                            Signature

                                                            President
NANCY A. COLLINS   Title
NOTARY PUBLIC
STATE OF CONNECTICUT
MY COMMISSION EXPIRES
SEPTEMBER 30, 2013

_____
          Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



ACT FINANCIAL AND TAX SERVICES, LLC

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Fairfield Research Securities Corporation
New Canaan, Connecticut

We have audited the accompanying balance sheet of Fairfield Research Securities Corporation (a wholly-owned subsidiary of Fairfield Research Corporation) as of December 31, 2012, and the related statements of income (loss), stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fairfield Research Securities Corporation as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ACT Financial and Tax Services, LLC

ACT Financial and Tax Services, LLC

February 25, 2013

FAIRFIELD RESEARCH SECURITIES CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF FAIRFIELD RESEARCH CORPORATION)
BALANCE SHEET
DECEMBER 31, 2012

Assets	
Cash and equivalents	$ 10,717
Loan receivable - parent (Note 4)	113,448
Prepaid expenses	96
Other expenses	29
Total Assets	**$ 124,290**
Liabilities and Stockholder's Equity	
Liabilities	
Accrued expenses	$ 2,750
Total Liabilities	2,750
Stockholder's Equity	
Common stock - 500 shares authorized, issued and outstanding: $1 par value	500
Paid-in surplus	312,159
Retained earnings (deficit)	(191,119)
Total Stockholder's Equity	121,540
Total Liabilities and Stockholder's Equity	$ 124,290

The accompanying notes are an integral part of these statements.

FAIRFIELD RESEARCH SECURITIES CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF FAIRFIELD RESEARCH CORPORATION)
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2012

Revenues	
Interest income	$ 7,652
Total revenue	7,652
Expenses	
Professional fees	22,150
Rent and utilities	6,783
Licenses and registration fees	1,870
Telephone	773
Employee benefits	5,593
Other Expense	5,637
Total expenses	42,806
Net loss before taxes	(35,154)
Provision for state income taxes (Note 3)	250
Net loss	$ (35,404)

The accompanying notes are an integral part of these statements.

FAIRFIELD RESEARCH SECURITIES CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF FAIRFIELD RESEARCH CORPORATION)
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2012

	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Stockholder's Equity
Balance - December 31, 2011	$ 500	$ 270,522	$ (155,715)	$ 115,307
Capital contribution	-	41,637	-	41,637
Net loss			(35,404)	(35,404)
Balance - December 31, 2012	$ 500	$ 312,159	$ (191,119)	$ 121,540

The accompanying notes are an integral part of these statements.

FAIRFIELD RESEARCH SECURITIES CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF FAIRFIELD RESEARCH CORPORATION)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

OPERATING ACTIVITIES

Net Loss	$ (35,404)

Adjustments to reconcile net income to net cash used in operating activities:

Increase in loan receivable	(7,649)
Decrease in prepaid expenses	20
Increase in other assets	(29)
Increase in accrued expenses	1,400
Net cash used in operating activities	(41,662)

FINANCING ACTIVITIES

Change in additional paid in capital	41,637
Net cash provided by financing activities	41,637
Net decrease in cash and equivalents for period	(25)
Cash and equivalents, at beginning of period	10,742
Cash and equivalents, at end of period	$ 10,717

Supplemental Disclosures:

Income taxes paid	$	400
Interest paid	$	-

The accompanying notes are an integral part of these statements.

1. Organization and Nature of Operations

Fairfield Research Securities Corporation (the "Corporation") was organized in the State of Connecticut on March 13, 1989, for the purpose of being a registered non-clearing government securities broker-dealer. The Corporation's purpose is to act as an introducing broker between large financial institutions and to earn a commission on the trading activity. The Corporation is a wholly owned subsidiary of Fairfield Research Corporation.

2. Significant Accounting Policies

Basis of Accounting. Income and expenses are recorded on the accrual method of accounting in accordance with generally accepted accounting principles.

Cash Equivalents. For purposes of the statement of cash flows, the Corporation considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates. Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions may affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

3. Income taxes

Tax returns are prepared on a cash basis. Deferred income taxes from timing differences are not material. The Corporation has a net operating loss carry forward of approximately $183,061. The provision for income taxes is for state minimum taxes.

4. Related-Party Transactions

Certain expenses of the Corporation are shared with and paid directly by the Parent, including employee benefits, rent and utilities. Those expenses are allocated to the Corporation in accordance with an shared services agreement entered into with the Parent in January 1, 2011. The Parent occasionally pays direct expenses (license and registration fees, professional fees, taxes and other expenses) of the Corporation. These amounts are charged to the Corporation, and to the extent not reimbursed, are recorded as additional capital contributions from Parent.

The Corporation has a demand loan receivable from the parent, payable with interest at 7%. At December 31, 2012 the outstanding principal balance was $113,448 including accrued interest.

5. Net Capital Requirements

The Corporation is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule (Rule 15c3-1) that requires the maintenance of a specified minimum net capital of $5,000, and requires specific ratios of aggregate indebtedness to net capital. The Corporation was in compliance with these requirements at December 31, 2012.

6. Exemption from Rule 15c3-3

The Corporation is exempt from the reporting requirements of Rule 15c3-3 of the SEC as it does not hold funds or securities of customers. The Company claims exemption from the requirements of rule 15c3-3, under Section 9(k)(2)(i) of the rule.

7. Commitments and Subsequent Events

There were no events subsequent to December 31, 2012 and through the date the financial statements were issued, February 25, 2013, that materially affected the presentation of the Corporation's results for the year ending December 31, 2012. The company has not entered into any significant future commitments.

SUPPLEMENTAL INFORMATION

FAIRFIELD RESEARCH SECURITIES CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF FAIRFIELD RESEARCH CORPORATION)
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2012

Net capital computation

Stockholder's equity	$ 121,540
Less non-allowable assets	(113,573)
Net capital	7,967
Less aggregate indebtedness ($2,750 x.0667=183<5000)	-
Less minimum net capital required	(5,000)
Net capital in excess of requirement	$ 2,967

Reconciliation with Company's computation-
(Included in Part IIA of Form X-17A-5 as of December 31, 2012)

Net capital reported in unaudited Focus Report	$ 7,967
Net audit adjustments (see statement below)	-
Net capital per above	$ 7,967

There are no material differences between the net capital per this audit report and the net capital computation per the December 31, 2012 Part IIA of Form X-17A-5 of the unaudited focus report.



CT FINANCIAL AND TAX SERVICES, LLC

CERTIFIED PUBLIC ACCOUNTANTS

992 High Ridge Road, 2nd Floor
Stamford, CT 06905
Phone: (203) 327-5010
Fax: (203) 548-9207
www.actcpa.com

Board of Directors and Stockholder
Fairfield Research Securities Corporation
New Canaan, Connecticut

In planning and performing our audit of the financial statements and supplemental schedule of Fairfield Research Securities Corporation for the year ended December 31, 2012, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, including control activities for safeguarding securities, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Corporation does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System or in obtaining and maintaining physical possession or control of all fully paid and any excess margin securities of customers, as required by rule 15c3-3.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to access the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American

Board of Directors and Stockholder
Fairfield Research Securities Corporation
Continued from prior page

Institute of Certified Public Accountants. A material weaknesses is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2012 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

ACT Financial and Tax Services, LLC

ACT Financial and Tax Services, LLC

February 25, 2013